Renewal No.29

No. 82-34703

FORM 45-102F3
SECURITIES ACT

Notice of Intention to Distribute Securities and Accompanying Declaration under Section 2.8 of Multilateral Instrument 45-102 Resale of Securities

RECEIVED
MAR 1 9 2004
181
PROCESSING SECTION

1. **Name and address of the reporting issuer:**

Prima Developments Ltd.
Suite 200 – 20351 Duncan Way
Langley, B.C.
V3A 7N3
(604) 532 – 5311

04010772

2. **Date and jurisdictions where issuer became a reporting issuer:**

Date: November 26, 1999 **Jurisdiction:** British Columbia

3. **Name and address of the selling security holder:**

Commonwealth Enterprise Fund
c/o Suite 200 – 20351 Duncan Way
Langley, B.C.
V3A 7N3

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

SUPPL

4. **State whether the selling security holder is an insider or officer of the issuer (if an officer, state title):**

No

5. **Amount or number and designation of securities of the issuer beneficially owned, directly or indirectly, by the selling security holder:**

Designation of Security	Number of Securities Owned
Common shares	4,757,142

6. **Amount or number and designation of securities of the issuer proposed to be sold by the selling security holder.**

Designation of Security	Number of Securities to be Sold
Common shares	200,000

dw 3/23

7. **State, to the extent known to the selling security holder, the following particulars about the control position of the Issuer: name(s), securities of the issuer held, offices or positions with the issuer or selling security holder and any other material particular regarding such control person.**

Name: Commonwealth Enterprise Fund Inc.. **Securities Held:** 4,757,142 **Position:**

8. **The securities will be sold on an exchange.**

Canadian Venture Exchange.

9. **The Proposed date of sale or date of commencement of sale:**

November 26, 2001

10. **If the selling security holder is a lender, pledgee, mortgagee or other encumbrancer selling securities distributed under an exemption in securities legislation from the prospectus requirement for a trade to a lender, pledgee, mortgagee or other encumbrancer from the holdings of a control person for the purpose of giving collateral for a debt made in good faith, state the date and amount of the loan, pledge, mortgage or other encumbrance, reasons for liquidating the debt and the circumstances of default.**

N/A

11. State the date that the selling security holder or lender, pledgee, mortgagee or other encumbrancer acquired the securities.

N/A

10. **If this Form is not an initial filing, provide the following information:**

(a)	date of filing of initial Form 45-102F3	Nov.15, 2001
(b)	date of the most recently filed renewal Form 45-102F3	July 2, 2002
(c)	number of securities proposed to be sold as stated in the initial Form 45-102F3	200,000
(d)	number of securities sold from the date of the initial Form 45-102F3 to the date of this renewal Form 45-102F3	106,200
(e)	number of securities proposed to be sold, as stated in the initial Form 45-102F3, that are no longer for sale	106,200
(f)	number of securities remaining for sale	93,800

Back 2004-03-05, 12:41:45, EST

Insider: Commonwealth En **Issuer:** Prima Developme **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		4765142	2004-02-27	10 - Acquisition or disposition in the public market	-8000	4757142

Back 2004-03-05, 12:45:48, EST

Insider: Langset.R **Issuer:** Prima Developme **Security:** Common Sha **Holder:** Commonwealth Enterpr

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	Commonwealth Enterprise Fund Inc.	4765142	2004-02-27	10 - Acquisition or disposition in the public market	-8000	4757142